April 26, 2016

VIA EDGAR & FEDEX

Securities and Exchange Commission

Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Russell Mancuso, Branch Chief, Office of Electronics and Machinery

Re:	ReWalk Robotics Ltd. Registration Statement on Form S-3 Filed February 29, 2016 File No. 333-209833

Dear Mr. Mancuso:

On behalf of our client, ReWalk Robotics Ltd., an Israeli company (the “Company”), we are submitting this letter to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated April 20, 2016 (the “Comment Letter”) relating to the Registration Statement on Form S-3 originally filed by the Company on February 29, 2016 and refiled in amended form on the date hereof (the “Registration Statement”).

Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response.

Risk Factors, page 3

1.	We note your response to prior comment 1; however, it appears that your registration statement does not inform investors that you received a warning letter, nor does it disclose the existence of the June 1, 2016 deadline and FDA “reassessment,” the date that review period ends for the “special 510(k) application” that you mention in your response, or the developments that surrounded these issues. Please revise your registration statement accordingly. Please also (1) address the last sentence of prior comment 1 regarding the portion of your business that would be affected by an adverse outcome in these regulatory developments, (2) provide us a copy of any additional correspondence you received from the FDA since your April 6, 2016 letter to us, and (3) tell us whether the FDA’s clearance of your devices is limited, and, if so, where you have disclosed the limitations.

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Response:

The Company has included a risk factor in Amendment No. 1 to the Registration Statement addressing the points raised in the Staff’s comment.

Additionally, pursuant to the Staff’s request, the Company is providing supplementally herewith to the Staff the communications it received from the FDA since the Company’s April 6, 2016 letter to the Staff.

With respect to subparagraph (3) in the Staff’s comment, he FDA clearance of the device requires that the tdevice be marketed for use under the supervision of a specially trained companion if not used inside rehabilitation institutions. This is disclosed on page 1 of the Form 10-K (“However, our safety guidelines and FDA specifications require users to be accompanied by a trained companion.”) and again on pages 10, 14 and 22. In addition, the FDA clearance does not include use on stairs. This is disclosed on page 3 of the Form 10-K (“Use on stairs is not cleared by the FDA in the United States.”).

When used with a companion, the device is intended for individuals with spinal cord injury at levels T7 to L5 and, when used within rehabilitation institutions, it can be used by individuals with spinal cord injury at levels T4 to T6 . The FDA clearance also references a range of clinical criteria for physicians to consider such as:

•	Hands and shoulders can support crutches or a walker

•	Healthy bone density

•	Skeleton does not suffer from any fractures

•	Able to stand using a device such as EasyStand

•	In general good health

•	Height is between 160 cm and 190 cm (5' 3" - 6' 2")

•	Weight does not exceed 100 kg (220 lbs)

The clearance also contraindicates the following clinical conditions:

•	History of severe neurological injuries other than SCI (MS, CP, ALS, TBI etc)

•	Severe concurrent medical diseases: infections, circulatory, heart or lung, pressure sores

•	Severe spasticity (Modified Ashworth 4)

•	Unstable spine or unhealed limbs or pelvic fractures

•	Heterotopic ossification that impair joint mobility.

•	Significant contractures (plantar flexion > 0°, knee > 10°, hip flexion >0°)

•	Psychiatric or cognitive situations that may interfere with proper operation of the device

•	Pregnancy

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The Company believes that it would not be customary to include the full content of the FDA labelling in its Form 10-K. Rather, in addition to the limitations described above, the Company has provided disclosure to investors on page 3 of the Form 10-K to enable them to assess the impact on the Company’s potential market opportunity by indicating the percentage of spinal cord injury patients who could be ReWalk candidates after considering relevant exclusions:

“Three published ReWalk trials for SCI patients had an aggregate screening acceptance rate of 81%, when exclusions due to logistics, scheduling and weight were removed. The weight exclusion can be considered potentially short term addressable, as focus was on determining medical exclusions such as insufficient bone material density. This indicates that approximately 80% of the SCI population could be candidates for current or future ReWalk products.”

There has been no change to the FDAs clearance of the ReWalk system since its receipt in 2014 and the recent correspondence from the FDA does not contain any new limitations. Accordingly, the Company’s disclosure on this topic has remained consistent since its IPO. The Company believes the above disclosure, coupled with the market size information that the Company has disclosed, provides investors with meaningful information to assess the Company’s addressable market. The Company will continue to review its disclosure on this topic in future filings and will disclosure any limitations on marketing the ReWalk device that materially impact its addressable market.

Selling Shareholders, page 9

2.	We note your response to prior comment 2; however, we are unable to agree that disclosing a date before which transactions occurred satisfies the requirement of Rule 430B to identify the initial offering transactions in which the securities were sold. Please revise your registration statement to provide the disclosure required by Rule 430B. Also, please clarify the last paragraph of your response to prior comment 2 regarding sales by the selling shareholders. If shares previously registered for sale have been sold, it is unclear why the number of shares in the fee table attributed to the “Secondary Offering” is larger in your Form S-3 relative to your Form F-3. Also, if you are unable to allocate the shares registered for sale to a transaction as your response indicates, it is unclear how you will provide the disclosure required by Rule 430B(d).

Response:

The Company has expanded the disclosure on page 9 in response to the Staff’s comment.

The reason for the increase in the number of shares registered for sale by selling shareholders as compared to the previous Form F-3, despite sales by some of the selling shareholders, is that certain selling shareholders who did not previously request to include shares in the Form F-3 did so in the Form S-3. Pursuant to Section 3.1 of the Company’s Amended and Restated Shareholders’ Rights Agreement, the Company must offer shareholders the opportunity to register their shares at the time a Form F-3 or S-3 is filed, or they can elect to do so at a future date.  In this instance, certain of the Company’s shareholders who did not wish to be included in the Form F-3 asked to include shares in the Form S-3.

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Please do not hesitate to contact Colin Diamond at (212) 819-8754 or Melissa Krain at (212) 819-2555 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP
White & Case LLP

cc:	Kevin Hershberger, Chief Financial Officer, ReWalk Robotics Ltd.

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